FORM 11-K

                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1993

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                 to


Commission file number 1-10793

A.	Full title of the plan and the address of the plan, if
   different from that of the issuer named below:

                           Harley-Davidson, Inc.
               Retirement Savings Plan for Salaried Employees

B.	Name of issuer of the securities held pursuant to the plan
   and the address of its principal executive office:

                           Harley-Davidson, Inc.
                          3700 West Juneau Avenue
                        Milwaukee, Wisconsin 53208

                           REQUIRED INFORMATION


 1.	Not Applicable.

 2.	Not Applicable.

 3.	Not Applicable.

 4.	The Harley-Davidson, Inc. Retirement Savings Plan for
    Salaried Employees (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


Exibits

24.	Consent of Independent Auditors








                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    					Harley-Davidson, Inc.
                                   						Retirement Savings Plan for
                                   						Salaried Employees


Date:    June 27, 1994     	              By:  /S/ James M. Brostowitz
                                    						    James M. Brostowitz
                                    						    Administrative Committee Member

                                  CONTENTS



Harley-Davidson, Inc. Retirement Savings
  Plan for Salaried Employees

	                                                                  Page

Report of independent auditors	                                      5

Financial statements

	Statements of net assets available for plan benefits	              6-7

	Statements of changes in net assets available for
	  plan benefits	                                                   8-9

	Notes to financial statements	                                    10-14


Supplementary schedules	                                         Schedules

	Assets held for investment	                                         1

	Transactions or series of transactions in excess
  of 5 percent of the current value of
  plan assets                                                        2

	A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions that are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

























Report of Independent Auditors

Plan Administrative Committee
Harley-Davidson, Inc. Retirement Savings
  Plan for Salaried Employees

We have audited the accompanying statements of net assets available for plan benefits of the Harley-Davidson, Inc. Retirement Savings Plan for Salaried Employees (the Plan) as of December 31, 1993 and 1992 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993, and transactions or series of transactions in excess of five percent of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.

                                             ERSNT & YOUNG

Milwaukee, Wisconsin
April 25, 1994





                           HARLEY-DAVIDSON, INC.
               RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            December 31, 1993






											                                                                                        Harley-
                                                                                                  Davidson,                Fidelity
						                                          	Strong  		                                          Inc.      Fidelity    Blue Chip
                                               Investment                 Participant   Insurance   Common     Balanced     Growth
       ASSETS                         Total   	   Fund    	 Income Fund	   Loan Fund 	   Account 	Stock Fund  	  Fund  	     Fund
                                     ------    ----------   -----------   -----------   --------- ----------   --------    ---------
Investments:
	Investments in securities of
  unaffiliated issuers, at fair
  value:
		Mutual Fund - Fidelity
   Balanced Fund	                  $ 2,237,993  $        -  $         -    $        -   $      -  $        -  $2,237,993  $        -
		Mutual Fund - Fidelity Blue
   Chip Growth Fund                 	2,580,921      	    -            -             -          -           -           -   2,580,921
		Mutual fund - Strong
   Investment Fund, Inc.            	2,163,408  	2,163,408            -             -          -           -           -           -
		Bank common trust fund -
   Marshall Money Market Fund	         272,079	     24,556	     123,954	            -	         -      46,041      35,758	     41,770
                                   -----------  ----------  -----------    ----------   --------  ----------  ----------  ----------
                              						 7,254,401	  2,187,964      123,954             -          -      46,041   2,273,751   2,622,691

	Investments in securities of
  affiliated issuer, at fair
		value - common stock of
  Harley-Davidson, Inc.   	          4,188,743	          -            	             -	         -	  4,188,743           -           -

	Investments other than securities:
		Insurance group annuity
   investment contracts, at
		 contract value (Note D)	         15,873,963           -	  15,873,963	            -          -           -           -           -
		Life insurance policies, at cash
   surrender value (Note E)	           219,266           -            -             -    219,266	  	       -           -           -
		Notes receivable from
   participants                   	  1,239,134	          -	           -     1,239,134	         -           -           -           -
                                   -----------  ----------  -----------    ----------   --------  ----------  ----------  ----------
				                               	17,332,363           -	  15,873,963	    1,239,134	   219,266	          -           -           -
                                   -----------  ----------  -----------    ----------   --------  ----------  ----------  ----------
		Total investments	                28,775,507   2,187,964   15,997,917     1,239,134    219,266   4,234,784  	2,273,751   2,622,691


Interest receivable                       	364        	 28       	  133     	       -	         -	         90    	      41	        72
Cash			                                 	 	492       	   -	           -           492          -           -           -           -

Other assets:
	Participant contributions
  receivable                            14,401	      3,919	       7,887	            -	         -	        926  	       72         944
	Employer contributions receivable	  1,174,827	          -	           -	            -          -	  1,174,827           -           -
                                   -----------  ----------  -----------    ----------   --------  ----------  ----------  ----------
Net assets available for plan
benefits	                          $29,965,591  $2,191,911  $16,005,937    $1,239,626   $219,266  $5,410,627  $2,274,517  $2,623,707
                                   ===========  ==========  ===========    ==========   ========  ==========  ==========  ==========


                           HARLEY-DAVIDSON, INC.
               RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            December 31, 1992


                                                                                                       Harley-
                                                                                                      Davidson             Fidelity
						                                               	Strong  			                                      	Inc.    	Fidelity  Blue Chip
                                             							Investment	              	Participant Insurance   	Common   	Balanced    Growth
       ASSETS                             Total   	    Fund     Income Fund	   Loan Fund 	 Account 	 Stock Fund  	 Fund  	    Fund
                                         -------    ----------  -----------   ----------- ---------  ----------  --------  ---------
Investments:
Investments in securities of
 unaffiliated issuers, at fair
 value:
		Mutual Fund - Fidelity
   Balanced Fund                    	 $   788,715 	$         - 	$         - 	  $      - 	 $      - 	$        -  $788,715  $       	-
  Mutual Fund - Fidelity
   Chip Growth Fund	                    1,120,149            -            -           -          -           -         -   1,120,149
		Mutual fund - Strong
   Investment Fund, Inc.               	1,994,848    1,994,848            -           -          -           -         -           -
		Bank common trust fund -
   Marshall Money Market Fund	            183,094       20,550 	    125,270 	         - 	        - 	    37,268         3           3
                                      -----------  -----------  -----------    --------   --------  ----------  --------  ----------
                                  						4,086,806   	2,015,398     	125,270           - 	        - 	    37,268  	788,718   1,120,152

	Investments in securities of
  affiliated issuer, at fair
		value - common stock of
  Harley-Davidson, Inc.                	2,537,092          	 -           	- 	         -          	-  2,537,092         -           -

	Investments other than securities:
		Insurance group annuity investment
   contracts, at contract
   value (Note D)                       7,132,409           	- 	  7,132,409 	         -          -           -         -           -
		Insurance company participating
   accumulation fund, at contract
		 value (Note D)                      	8,557,882           	-   	8,557,882 	         -          -           -         -           -
   surrender value (Note E)	              197,637            -            - 	         - 	  197,637           -         -           -
		Notes receivable from participants	     933,007 	          - 	          -   	 933,007          -           -         -    	      -
                                       -----------  ----------  -----------    --------   --------  ----------  --------  ----------
                                 						 16,820,935 	         - 	 15,690,291 	   933,007    197,637 	         -  	      - 	         -
                                       -----------  ----------  -----------    --------   --------  ----------  --------  ----------
		Total investments                    	23,444,833  	2,015,398  	15,815,561     933,007    197,637   2,574,360  	789,718 	 1,120,152

Interest receivable	                           249         	21         	132          	- 	        - 	        56  	     16 	        24
Cash			                                       		34          	-           	-         	34 	        -          	-  	      - 	         -

Other assets:
	Participant contributions receivable	      34,210      	3,953       24,243           -          -       2,882  	  1,248 	     1,884
	Due from broker for securities sold	      113,071	    113,071            -           -          -           -         -           -
                                       -----------  ----------  -----------    --------   --------  ----------  --------  ----------
                             						        147,564 	   117,045       24,375          34          -       2,938     1,264       1,908
                                       -----------  ----------  -----------    --------   --------  ----------  --------  ----------
Total assets		                          23,592,397 	 2,132,443   15,839,936     933,041    197,637   2,577,298   789,982 	 1,122,060

      LIABILITY

Due to broker for securities purchased	    (35,376)	         -            -           -          -	    (35,376) 	      -           -
                                       -----------  ----------  -----------    --------   --------  ----------  --------  ----------
Net assets available for plan benefits	$23,557,021 	$2,132,443  $15,839,936 	  $933,041   $197,637  $2,541,922  $789,982  $1,122,060
                                       ===========  ==========  ===========    ========   ========  ==========  ========  ==========


                           HARLEY-DAVIDSON, INC.
               RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      Year Ended December 31, 1993


										                                                                                     	Harley-
                                                                                               Davidison,     		          Fidelity
							                                        Strong  		                                         Inc.        Fidelity   	Blue Chip
	                                      						Investment	               Participant  Insurance 	  Common       Balanced     Growth
      ADDITIONS                     Total    	  Fund     Income Fund    Loan Fund 	  Account   Stock Fund  	    Fund  	     Fund
                                   ------    ----------  -----------   -----------  ---------  ----------     --------    ---------
Investment income:
	Net appreciation in fair value
		of investments (Note C)	      $ 1,339,939  $  188,973  $         -    $       - 	 $       -  $  571,389  $  179,966 	$  399,611
	Interest and dividend income	    1,166,777 	    87,955   	  902,104 	     86,192 	         - 	    12,369  	   76,923 	     1,234
                                -----------  ----------  -----------    ---------   ---------  ----------  ----------  ----------
Net investment income            	2,506,716    	276,928     	902,104      	86,192 	         -   	 583,758     256,889     400,845

Proceeds from insurance
	policies                           	11,687      	1,778       	5,334            	- 	    4,575 	         -           - 	         -
Employer contribution	            1,174,827           -            -             -          -   1,174,827  	        -           -
Participant contributions	        4,014,394 	   362,523 	  2,043,721 	           - 	        - 	   638,738  	  446,141 	   523,271
                                -----------  ----------  -----------    ----------   --------  ----------  ----------  ----------
Subtotal	                         7,707,624 	   641,229 	  2,951,159       	86,192     	4,575	  2,397,323     703,030 	   924,116

      DEDUCTIONS

Benefit payments and withdrawals (1,285,030)    (84,709)    (987,005)       (3,427)	   (2,120)    (83,346)    (86,191)    (38,232)
Life insurance expense, less
	increase in cash surrender
	value		                            (14,024)	         - 	          -             	- 	 (14,024)          	           -  	        -
Net transfers in (out)	                   - 	  (497,052)  (1,798,153)   	  223,820 	   33,198 	   554,728  	  867,696 	   615,763
                                -----------  ----------  -----------    ----------   --------  ----------  ----------  ----------
Subtotal	                        (1,299,054)	  (581,761)  (2,785,158)	     220,393 	   17,054 	   471,382  	  781,505 	   577,531
                                -----------  ----------  -----------    ----------   --------  ----------  ----------  ----------

Increase in net assets available
	for plan benefits	               6,408,570      59,468      166,001       306,585     21,629   2,868,705   1,484,535 	 1,501,647

Net assets available for plan
	benefits:
	Beginning of year	              23,557,021 	 2,132,443 	 15,839,936    	  933,041 	  197,637 	 2,541,922  	  789,982 	 1,122,060
                                -----------  ----------  -----------    ----------   --------  ----------  ----------  ----------
	End of year                   	$29,965,591 	$2,191,911 	$16,005,937    $1,239,626   $219,266  $5,410,627  $2,274,517  $2,623,707
                                ===========  ==========  ===========    ==========   ========  ==========  ==========  ==========

                            HARLEY-DAVIDSON, INC.
                RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        Year Ended December 31, 1992


                                                                                                   Harley-
                                                                                                  Davidson,              Fidelity
						                                              Strong  				                                    Inc.      Fidelity	  Blue Chip
							                                           Investment	              Participant Insurance 	 Common     Balanced    Growth
      ADDITIONS                         Total    	   Fund    Income Fund	   Loan Fund 	 Account  Stock Fund  	  Fund  	    Fund
                                       -------    ---------- -----------   ----------- --------- ----------   --------   ---------
Investment income:
	Net appreciation (depreciation)
		in fair value of investments
		(Note C)	                         $   881,722  $ (131,138) $         -    $      -   $      -  $  926,864  $  8,426  $   77,570
	Interest and dividend income	        1,367,657 	   200,479  	 1,057,672 	    75,704 	        - 	     1,020 	  26,385 	     6,397
                                    -----------  ----------  -----------    --------   --------  ----------  --------  ----------
Net investment income	                2,249,379      69,341    1,057,672      75,704          -     927,884    34,811      83,967

Proceeds from insurance
	policies	                               13,592           -            -           -     13,592 	         -
Participant contributions	            3,448,737 	   431,431 	  2,159,302 	         - 	        - 	   398,471 	 171,925 	   287,608
                                    -----------  ----------  -----------    --------   --------  ----------  --------  ----------
Subtotal	                             5,711,708     500,772    3,216,974      75,704 	   13,592   1,326,355 	 206,736     371,575

      DEDUCTIONS

Benefit payments and withdrawals       (790,889)   (103,846)    (515,080)    (28,666)         -   	(107,750)   (2,787)    (32,760)
Life insurance expense, less
	increase in cash surrender
	value		                                (23,749)	         - 	          - 	         - 	  (23,749)          -         -           -
Net transfers in (out)	                       -    (694,069)  (1,286,777)    160,535 	   26,644 	   424,389 	 586,033 	   783,245
                                    -----------  ----------  -----------    --------   --------  ----------  --------  ----------
Subtotal	                              (814,638)	  (797,915)	 (1,801,857)    131,869 	    2,895 	   316,639 	 583,246 	   750,485
                                    -----------  ----------  -----------    --------   --------  ----------  --------  ----------

Increase in net assets available
	for plan benefits	                   4,897,070    (297,143)   1,415,117     207,573     16,487   1,642,994   789,982   1,122,060

Net assets available for plan
	benefits:
	Beginning of year	                  18,659,951 	 2,429,586   14,424,819     725,468 	  181,150 	   898,928 	       - 	         -
                                    -----------  ----------  -----------    --------   --------  ----------  --------  ----------
	End of year                       	$23,557,021 	$2,132,443 	$15,839,936    $933,041   $197,637  $2,541,922  $789,982  $1,122,060
                                    ===========  ==========  ===========    ========   ========  ==========  ========  ==========



                           HARLEY-DAVIDSON, INC.
               RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
                       NOTES TO FINANCIAL STATEMENTS

                            December 31, 1993





Note A - Description of the Plan

The following brief description of the Harley-Davidson, Inc. Retirement Savings Plan for Salaried Employees (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. The Plan was previously named the Harley-Davidson, Inc. Thrift Incentive Plan for Salaried Employees.

General - The Plan is a defined contribution plan that covers salaried employees of Harley-Davidson, Inc. (the Company) meeting minimum eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Participants have the right to make contributions of not less than 1% or more than 20% of their base compensation (as defined in the Plan); limited to $8,994 (indexed for future inflation) annually. Participants have the option of investing their contributions in one or a combination of several different investment funds. Such voluntary contributions are nonforfeitable, accounted for in a separate Voluntary Contribution Account for each participant in the various funds, and can be withdrawn as provided in the Plan. Effective January 1, 1993, the Company established a match provision for discretionary contributions. The Company match provision begins at 25% of employee contributions up to 6% of pay if certain financial criteria are met and increases up to 50% determined by an established variable schedule. A contribution of $1,174,827 was made in 1994 for fiscal 1993 and was recorded as a contribution receivable by the plan at December 31, 1993. There were no Company contributions made during 1992.

Participant contributions below the statutory limit are made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (Code). These contributions are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid for the tax-deferred contributions and earnings thereon until the participant withdraws them from the Plan.

Participants' accounts - A separate account is maintained for each applicable fund for each participant. The account balances are adjusted on a monthly basis for participants' contributions, net investment income and distributions of participants' benefits or withdrawals.



Note A - Description of the Plan (continued)

Vesting - Participants are currently 100% vested in their accounts. Company contributions vest at the earlier of the end of the participant's fifth year of employment, retirement, or death. Forfeitures of non-vested contributions are used by the Company to pay future Company matching contributions (none in 1993).

Payment of benefits - Benefit and withdrawal payments consist of the following:

(1)	Upon retirement, death, disability, or termination of
    employment, the balance in a participant's separate account is paid to the participant or beneficiary in a lump-sum.

(2)	A participant may withdraw at any time all or any portion of the vested balance of his separate account that does not pertain to contributions made under provisions of Internal Revenue Code
    (Code) Section 401(k).

(3)	A participant may not withdraw prior to retirement, death,
    disability, or termination of employment any portion of his separate account pertaining to contributions made under provisions of Section 401(k) of the Code, except for financial hardships, as defined in the Code, or after the participant attains age 59-1/2.

Investment provisions - In accordance with Plan provisions, participants may direct their contributions to be invested in the Strong Investment Fund, the Income Fund, the
Harley-Davidson, Inc. Common Stock Fund, the Fidelity Balanced
Fund or the Fidelity Blue Chip Growth Fund.

The Strong Investment Fund is a mutual fund that invests in common and preferred stocks, bonds, government issues and short-term investments at the discretion of the investment manager. The Administrative Committee directs the trustee to invest and reinvest amounts with the current investment managers.

The Income Fund consists primarily of investments in contracts with insurance companies whereby (a) principal generally is guaranteed (subject to certain market value withdrawal provisions) and (b) interest is credited at a specific rate, or is guaranteed at a minimum level, for a certain period of time. The Plan invests in group annuity contracts with Aetna Life Insurance Company (Aetna), which has discretionary authority over the investment of the contracts' funds subject to certain limitations contained in the contracts.

The Harley-Davidson, Inc. Common Stock Fund invests all contributions directly in the common stock of Harley-Davidson, Inc., the sponsor of the Plan.


Note A - Description of the Plan (continued)

The Fidelity Balanced Fund is a conservatively managed growth and income mutual fund. The fund seeks to maintain a balance between quality bonds and high-yielding stocks throughout all market conditions. The fund invests in a balance of stocks and bonds in order to provide both current income consistent with the preservation of capital, and the opportunity of potential capital growth over the long term. The fund's asset proportions are adjusted depending on market conditions, but at least 25% of the total holdings always consist of fixed-income securities.

The Fidelity Blue Chip Growth Fund is a moderately aggressive stock mutual fund, with investments in well-established companies. The fund seeks growth of capital over the long term by investing in a diversified portfolio of common stocks of well-known and established companies. All investments in this fund must be in publicly-held companies with market values of at least $200 million. The securities of these companies are included in the Standard & Poor's Daily Stock Price Index of 500 Common Stocks or the Dow Jones Industrial Average.

Participants may purchase life insurance policies with a portion of their contributions. The amount of funds invested in such policies is subject to limitations as described in the Plan document. Each policy designates the trustee as the owner of the policy. All benefits, rights, and privileges under each policy, which are available while the member is living, are vested in the trustee.

Participants may borrow from their separate account balances subject to Code provisions, which include a surtax on loans in excess of 50% of the participant's separate account balance and require a market rate of interest be charged on the loans. The Plan administrator has discretion to make such loans under the Plan and to determine the rate of interest for such loans (within Code guidelines). Amounts loaned to a participant will not share in the allocation of the Plan earnings, but will be credited with the interest earned on the loan balance payable by the participant.

The Plan's security investments are held by the Marshall &
Ilsley Trust Company under a nondiscretionary trust agreement dated October 1, 1989.

Plan termination - While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, Company contributions automatically become vested to the extent of the balance in each participant's separate account.

Administrative expenses - Administrative expenses generally are paid by the Company.



Note B - Summary of significant accounting policies

Valuation of investments - The investments in the mutual funds and bank common trust funds are stated at fair value and are based on the quoted market or redemption values on the last business day of the plan year. Securities traded on a national securities exchange (including the Harley-Davidson, Inc. common stock) are valued at the last reported market price on the last business day of the plan year.

The unallocated insurance contracts are valued at contract value as reported by the insurance companies. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay retirement and other benefits.

The individual life insurance policies owned by the plan are valued at cash surrender values as determined by First Colony
Life Insurance Company.

Notes receivable from participants are stated at their unpaid principal balances which approximates fair value.

Note C - Net appreciation (depreciation) in fair value of investments

During 1993 and 1992 investments held by the Plan (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows (as determined by reference to quoted market prices as discussed in Note B):



                                                     					1993     	1992
                                                          ----      ----
Net appreciation (depreciation)
	in fair value of investments
	by investment type:
		Mutual funds	                                      	$  768,550 	$(45,142)
		Common stock -
			Harley-Davidson,Inc.	                             	   571,389 	 926,864
                                                      ----------  --------
                                                 	    $1,339,939 	$881,722
                                                      ==========  ========


Note D $ Insurance company contracts

Insurance company contracts owned by the Plan at December 31, 1993 and 1992, are summarized as follows:

                                             						       At contract value
                                                      			1993         	1992
		Aetna Life Insurance Company                           ----          ----
			group annuity
			contract #13425	                                  $         -  	$ 8,557,882
		Aetna Life Insurance Company
			group annuity
			contract #14077                                  	 15,873,963  	  7,132,409
                                                     -----------   -----------
		Total	                                             $15,873,963  	$15,690,291
                                                     ===========   ===========

Note D - Insurance company contracts (continued)

Under the group annuity contracts, Aetna informs the Plan of the credited interest rate to be applied for the upcoming six month period, based on Aetna's investment experience and other factors. Both contracts can be discontinued by the Company or Aetna subject to certain minimum notification requirements and market value withdrawal penalties. During the first two months of 1993, the Plan transferred all the funds from the group annuity contract number 13425 to contract number 14077 and re-negotiated their credited interest rate accordingly. As a result, the credited interest rate during the first two months of 1993 was 6.5% and 5.72% for contract numbers 13425 and 14077, respectively. The credited interest rate for contract number 14077 during the four months ended June 30, 1993 and the six months ended December 31, 1993 was 5.55% and 6.06%, respectively.

Note E - Life insurance policies

The individual life insurance policies are issued by First Colony Life Insurance Company and are held by Marshall & Ilsley Trust Company. These policies are recorded at their cash surrender values. Cash surrender values at December 31, 1993 and 1992 were $219,266 and $197,637, respectively.

Note F - Related-party transactions

The following Harley-Davidson, Inc. common stock transactions occurred:

                                                           		1993    	1992
                                                             ----     ----
Shares held at beginning of year	                          	67,431 	 19,824
Shares purchased	                                          	39,205 	 36,077
Shares received in stock split                                 		- 	 29,066
Shares sold                                              		(11,707) (17,536)
                                                           -------  -------
Shares held at end of year	                               	 94,929 	 67,431
                                                           =======  =======

All transactions in Company stock were executed at market prices on the dates of the transactions.

The Plan received dividends of $10,970 on the common stock in 1993. The Plan did not receive any dividends on the common stock in 1992.

Note G - Income tax status

The Plan has received a favorable determination from the U.S. Treasury Department substantiating that the Plan is qualified under Section 401(a) of the Code. As such, the Plan is exempt from federal income taxes under provisions of Section 501(a) of the Code. Once qulified, a plan is required to operate in conformity with the Code to maintain its qulaification. Certain amendments have been made to the Plan for which an updated determination letter has not been received. The Administrative Committee believes that an updated favorable determination will ultimately be issued.























                           SUPPLEMENTAL SCHEDULES

                                                                    Schedule 1

                           HARLEY-DAVIDSON, INC.
               RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

                         ASSETS HELD FOR INVESTMENT

                            December 31, 1993


                                       					Shares
                                      			 		or face	                 	Current
		Description                             	 amount        Cost       	 value
- - - ----------------------                     -------        ----        -------
Mutual funds -
	Fidelity Balanced Fund	                   167,139    	 2,165,383  $ 2,237,993
	Fidelity Blue Chip Growth Fund            106,782      2,489,089    2,580,921
	Strong Investment Fund, Inc.             	113,505      2,169,441    2,163,408

Bank common trust fund -
	Marshall Money Market Fund	               272,079        272,079      272,079

Common stock -
	Harley-Davidson, Inc.	                     94,929      2,779,677    4,188,743

Insurance company investments -
	administration contracts:
		Aetna Life Insurance
			Company group annuity
			contract #14077 	                   $15,873,963     15,873,963   15,873,963

Cash surrender value of
	 life insurance policies -
	 First Colony Life
	 Insurance Company                      	$219,266        219,266      219,266

Participant loans, at various
	 interest rates  (ranging
	 from 7% to 11.5%) and
	 maturities	                           $1,239,134	     1,239,134	   1,239,134

Total assets held for
  investment                                        		$27,208,032  $28,775,507
                                                      ===========  ===========






                                                                    Schedule 2

                               HARLEY-DAVIDSON, INC.
                  RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

                 TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS
                 OF 5 PERCENT OF THE CURRENT VALUE OF PLAN ASSETS

                          Year ended December 31, 1993







						                                          Cost of
                                         						purchases  Proceeds from
                           					Number of (1)   	during  	   Sales         Net
   Description	                 transactions    the year during the year  gain
 -----------------              -------------  --------- ---------------  ----
Category (iii) - Series of transactions in excess of 5 percent of plan assets

Insurance company contracts:
	Aetna Life Insurance
		Company participating
		accumulation fund -
		Branch I                           	2P;2S   $   204,137   $8,762,019       -
	Aetna Life Insurance
		Company group
		annuity contract	                32P*;15S    10,911,794    2,170,240       -

Bank common trust funds -
	Marshall Money Market
		Fund	                           465P;302S     6,121,400    6,032,414       -

Mutual fund -
	Fidelity Balanced
		Fund	                              31P;8S     1,429,293       63,628   3,261
	Fidelity Blue Chip
		Growth Fund	                       30P;6S     1,437,225       17,320   1,842

Common stock -
	Harley-Davidson, Inc.             	44P;32S     1,526,757      446,494 128,870



There were no category (i), (ii), or (iv) reportable transactions during 1993, other than the category (i) transfers noted below.


(1)  P=Purchase;  S=Sale

*		Includes two transfers of $4,360,534 and $4,401,485 from the participating accumulation fund to the group annuity contract.





Exhibit 24



                CONSENT OF ERNST & YOUNG INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-35311) pertaining to the Harley-Davidson, Inc. Retirement Savings Plan for Salaried Employees (the Plan) of our report dated April 25, 1994, with respect to the financial statements and schedules of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993.


Milwaukee, Wisconsin
June 24, 1994